Eddid Securities USA Inc.
Statement of Financial Condition
December 31, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70253

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024

MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Eddid Securities USA Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street, Suite 1606,

(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Hiu Fai Li	(646) 969-7898	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners, LLC

(Name – if individual, state last, first, middle name)

33 Route 35 North, Suite A	Ocean	NJ	07712
(Address)	(City)	(State)	(Zip Code)

1/6/2010	3686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



New York County - NY State
Sworn to before me on:
4/14/2025

OATH OR AFFIRMATION

I, Hiu Fai Li, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Eddid Securities USA Inc., as of December 31, 2024, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.E.O.

Title

Notary Public

EMILY BERGER
Notary Public - State of New York
NO. 01BE0026052
Qualified in Queens County
My Commission Expires Jun 20, 2028

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Eddid Securities USA Inc.
Index



Ad3ptus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Eddid Securities USA Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Eddid Securities USA Inc. as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Eddid Securities USA Inc. as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Eddid Securities USA Inc.'s management. Our responsibility is to express an opinion on Eddid Securities USA Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Eddid Securities USA Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Eddid Securities USA Inc.'s auditor since 2017.

Adeptus Partners, LLC

Ocean. NJ

April 14, 2025

Eddid Securities USA Inc.
Statement of Financial Condition
As of December 31, 2024

ASSETS

Cash and cash equivalents	$	771,938
Receivable from customers, net of allowances		334,000
Deposit with clearing broker		350,000
Due from clearing broker		2,912,084
Prepaid expenses and other current assets		78,844
Right-of-use assets		253,805
Fixed assets, net		11,678
Total assets	$	**4,712,349**

LIABILITIES

Accounts payable and accrued expenses	$	64,972
Due to related parties		1,221,068
Advance payments		630,365
Lease liabilities		253,805
Total liabilities		**2,170,210**

STOCKHOLDER'S EQUITY

Common stock, $0.01 par value share		
1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		6,105,606
Accumulated Deficit		(3,563,477)
Total stockholder's equity		**2,542,139**
Total liabilities and stockholder's equity	$	**4,712,349**

The accompanying notes are an integral part of this financial statement.

Eddid Securities USA Inc.
Notes to Statement of Financial Condition
December 31, 2024

1. Organization

Eddid Securities USA Inc. (the "Company" or "Eddid Securities") was incorporated in Delaware and registered as a U.S. broker-dealer with the Securities and Exchange Commission ("SEC") and registered as a futures introducing broker with the Commodity Futures Trading Commission ("CFTC"). The Company is a fully owned subsidiary of Eddid Financial Holdings Limited. Eddid Securities is a member of the Financial Industry Regulatory Authority ("FINRA"), Securities Investor Protection Corporation ("SIPC"), National Futures Association ('NFA"), and Nasdaq Stock Market ('NQX').

The Company conducts its activities in two business lines. Eddid Securities provides securities underwriting and distribution, sales and trading, financial advisory services, including advice on mergers and acquisitions.

The Company also offers self-directed brokerage services to retail investors. We provide an online platform where customers can place orders to buy and sell stocks and exchange-traded funds ("ETFs"). We also provide access to primary and secondary offerings. All customer accounts are self-directed, and the Company does not make any recommendations or provides investment advice to retail customers.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds, and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers. The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) (the "Customer Protection Rule"), based on the exemption provided in Rule 15c3-3(k)(2)(i), and does not maintain any "Special Account for the Exclusive Benefit of Customers."

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Management

Summary of Significant Accounting Policies (continued)

believes the estimates utilized in preparing its financial statements are reasonable. However, actual results could differ from those estimates.

Cash and cash equivalents
The Company considers all demand and time deposits and all highly liquid investments with an original maturity of 90 days or less to be cash and cash equivalents.

The Company maintains cash in certain bank accounts insured by the Federal Deposit Insurance Corporation (FDIC). The insurance is currently limited to $250,000. During 2024, the accounts, at times, may exceed their insured limit; however, no losses have been incurred on the accounts.

Receivable from customers
Receivable from customers is non-interest-bearing, no collateral obligations receivable in accordance with the terms of the agreement, which can vary based on clients' creditworthiness.

Receivable from customers is stated at the amounts the Company expects to collect. The carrying amount of receivable from customers is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management considers a variety of factors when determining the collectability of specific customer accounts, such as creditworthiness, past transaction history, current economic industry trends, and changes in payment terms. Based on management's assessment, estimate the portion, if any, of the balance will not be collected. Generally, customer receivables are believed to be fully collectible; however, for the year ended December 31, 2024, the Company provided an allowance for credit losses of $12,000 which is reflected in the accompanying financial statements.

The Company accounts for credit losses in accordance with ASC 326 – Financial Instruments – Credit Losses. For short-term accounts receivable, the guidance requires a current expected loss (CECL) approach to determine the allowance for credit losses. CECL requires loss estimates for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts. This requires an entity to estimate the credit losses expected over the life of the asset. The estimate of the expected credit losses and subsequent changes in the estimate is reported in current period earnings and recorded through an allowance for credit losses on the statement of financial conditions. On December 31, 2024, allowance for credit losses was $12,000.

Revenue Recognition
The Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). This guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in

the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company's revenue from contracts with its clients is recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. Most of the Company's performance obligations are satisfied at a point in time and are typically collected from the client after such obligations are satisfied.

(1)   Commissions:
      Commission and fee revenues primarily arise from agency transactions in listed equity. Commission and fee revenues are recognized in the accounts on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

(2)   Interest Income:
      Interest income is reported on the accrual basis. Interest income primarily is in connection with deposits with its clearing firms, which are included in interest income in the statement of operations.

(3)   Gains or losses from underwriting and selling group:
      Gains or losses from underwriting and selling group includes fees arising from securities offerings in which the Company acts as an underwriter or a selling group member. Investment banking fees are recorded on the completion date of the securities offering.

Fixed assets
Furniture and equipment are stated at cost and is being depreciated over three to seven years, which approximates their useful lives, using the straight-line method. Major expenditures for property and equipment which substantially increase their useful lives are capitalized; maintenance, repairs, and minor renewals are expensed as incurred.

Leases
The Company follows FASB ASC Topic 842 "Leases." This standard requires all leases with a term greater than 12 months to be recognized on the statement of financial condition through a "right of use" asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. The lease liability is initially recognized based on the present value of future lease payments with the discount rate based on the Company's assessment of its incremental borrowing rate, which is the rate of interest it would expect to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

Income taxes
The Company was organized as a corporation for federal tax purposes. Income taxes are provided under the provisions of ASC 740, "Accounting for Income Taxes". Accordingly, the Company

recognizes the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted laws, including the tax rates in effect for current and future years. A valuation allowance is established for net deferred tax assets when it is more likely than not that all or some portion will not be realized.

The Company also applies ASC Topic 740-10, "Accounting for Uncertainty in Income Taxes" ("ASC Topic") which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained under audit, and the amount of benefit is then measured on a probabilistic approach, as defined in the ASC Topic. The ASC Topic also sets out disclosure requirements to enhance transparency of an entity's tax reserves. As of December 31, 2024, there are no uncertain tax positions.

Currently, the years ended 2023, 2022, and 2021 tax years are open and subject to examination by the taxing authorities. However, the Company is not currently under audit, nor has the Company been contacted by any of the taxing authorities.

Securities Owned
Securities owned are recorded on a trade basis and valued at fair value, as required. See Note 12 – Fair market Value.

Segment Information

Effective January 1, 2024, the Company adopted the provisions of Accounting Standards Update 2023-07 Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures ("ASC 280"), that became effective for fiscal years beginning after December 15, 2023. Additional disclosures required by ASC 280 are provided in Note 16 – Segment Information.

3. **Receivable from customers**

Receivable from customers is non-interest-bearing uncollateralized obligations receivable in accordance with the terms of the agreement. The carrying amount of receivable from customers is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent receivable from customers' balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; however, for the year ended December 31, 2024, an allowance for credit loss of $12,000 is reflected in the accompanying financial statements.

As of December 31, 2024, the Company had an amount of $346,000 receivable from customers to report, of which an amount of $346,000 was the reimbursement to the issuers for underwriting business-related consulting or legal services fee paid by the Company on behalf of issuers. All projects are ongoing according to schedule however, the Company has recognized an allowance of $12,000 related to receivable from customers.

4. Deposit with clearing broker

The Company maintains fully disclosed clearing agreements with Velocity Clearing LLC and Velox Clearing LLC. Pursuant to these agreements, the Company is required to maintain a deposit account with the clearing firms. As of December 31, 2024, the Company maintained deposits of $100,000 and $250,000 at Velocity Clearing LLC and Velox Clearing LLC, respectively.

5. Due from clearing broker

The Company has clearing agreements to carry its customer accounts. The clearing brokers has custody of the Company's securities and cash balances. The securities and/or cash positions serve as collateral for any amounts due to the clearing broker and as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing broker. As of December 31, 2024, the total amount due from our clearing brokers was $2,912,084, in the form of cash deposits of $2,312,084, and money market funds of $600,000.

6. Fixed Assets

Details of fixed assets are as follows:

Computer and Equipment	$	13,958
Furniture and Fixtures		35,653
		49,611
Accumulated Depreciation		(37,933)
	$	11,678

Depreciation expense for the year ended December 31, 2024, was $5,200.

7. Related parties balances and transactions

The Company has an expense sharing agreement with Eddid International Financial Holding Ltd ("EIFHL" or "the Parent"). As of December 31, 2024, the Company had a payable of $1,221,068 due to related parties. The Parent made payments on behalf of the Company for certain operating expenses. This amount is included in "Due to related parties" on the statement of financial condition.

8. Advance payments

Advance payments are initially recognized as liabilities in the Company's statement of financial condition upon receipt. The Company may receive advance payment from customers in connection with underwriting agreements for securities offerings. To comply with FINRA rule 5110(g), advances are against accountable expenses anticipated with actual incurrence, including counsel service, due diligence, background check, out of pockets expenses, and other services that are related to the

deals, which must be reimbursed to the customers to the extent not actually incurred. The company will refund the remaining advance from customers to the client upon completion.

As of December 31, 2024, the Company had an amount of $ 630,365 advance payments to report.

9. **Income taxes**

As of December 31, 2024, the Company had net operating loss carryforwards ("NOL") of approximately $3,500,000. The Company's net deferred tax asset before valuation allowance was approximately $1,250,000, primarily because of these net operating losses. The valuation allowance is estimated to be approximately $1,250,000 for the year ended December 31, 2024.

10. **Leases**

In February 2016, the Financial Accounting Standards Board (FASB) established Accounting Standards Codification (ASC) Topic 842, Leases, (ASC Topic 842) by issuing Accounting Standards Update (ASU) No 2016-02, which requires lessees to recognize leases in the statement of financial condition and disclose key information about leasing arrangements, The standard establishes a right-of-use model (ROU) that requires a lease to recognize a ROU asset and lease liability in the statement of financial condition for all leases with a term longer than 12 months. Leases will be classified as expenses included in occupancy, depreciation and amortization expense in the statement of operations.

The Company has obligations as a lessee for office space and accommodation for certain employees, with initial non-cancelable terms in excess of one year. The Company classifies these as operating leases. Since the Company is not reasonably certain to exercise any renewal options, optional periods are not included in determining the lease term, and associated payments under any renewal options are excluded from lease payments used to determine the lease liability.

Amounts reported in the statement of financial condition as of December 31, 2024, are as follows:

Operating lease ROU assets	$ 253,805
Operating lease liabilities	$ (253,805)

Maturities of lease liabilities under non-cancelable operating leases as of December 31, 2024, are as follows:

Year	Amount
2025	$ 115,425
2026	110,548
2027	56,192
Total lease payments	$ 282,165
Less imputed interest	(28,360)
Total lease liabilities	$ 253,805

The components of lease cost for the year ended December 31, 2024, are as follows:

Operating lease cost	$ 111,032
Total lease cost	$ 111,032

Other information related to leases as of December 31, 2024, was as follows:

Supplemental cash flow information:	
Cash paid for amounts included in the measurement of lease liability	
Operating cash flows from operating lease	$ 111,032
Weighted average remaining lease term:	
Operating lease	29.28 months
Weighted average discount rate:	
Operating lease	8.5%

11. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company must maintain minimum net capital, as defined, equal to the greater of $100,000 or 6.67% aggregate indebtedness or $127,760. As of December 31, 2024, the Company's net capital of $2,117,617 exceeded the required net capital minimum of $127,760 by $1,989,857. The Company is required to maintain a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, and its net capital ratio is 0.9050 to 1.

In addition, as an introducing-broker regulated by the NFA, the Company is required to maintain adjusted net capital (as defined by CFTC Regulation 1.17) equivalent to or more than $45,000 or the minimum net amount required by the Rule, whichever is greater. However, the Company is currently subject to "Enhanced Supervisory Requirements" requiring a minimum capital of $250,000. As of December 31, 2024, the Company's net capital of $2,117,617, exceeded the required net capital minimum of $250,000 by $1,867,617.

12. Fair Market Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value. FASB ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs. There were no transfers among levels 1, 2 or 3 during the year.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the input used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments.

The Company's cash equivalents and securities owned as reported in the statement of financial condition are valued at the last quoted price as of December 31, 2024.

The fair values of those assets as of December 31, 2024 are summarized below:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:				
Cash	$ 2,312,084	$ -	$ -	$ 2,312,084
Money market funds	$ 600,000	$ -	$ -	$ 600,000
	$ 2,912,084	$ -	$ -	$ 2,912,084

13. Clearing broker and clearing expenses

The Company signed clearing agreements with its clearing brokers, Velocity Clearing LLC, and Velox Clearing LLC, on a fully disclosed basis. The Company recorded $487,826 of clearing expenses in the statement of operations.

14. Employee Retirement Plan

The Company sponsors a defined contribution 401(k) plan covering salaried and management employees who have reached the minimum age of 21. Employees may contribute to the plan an amount ranging from 1% to 100% of their compensation up to a maximum of $23,000 for 2024. Employees aged fifty and older can make an additional "catch-up" contribution of $7,500. The Company makes matching contributions equal to 100% of each participating employee's pretax contribution up to 1% of their total compensation with the matching contribution reducing to 50% of their pretax contribution up to 6% of their total compensation. For the year ended December 31, 2024, the Company incurred employer contribution expenses of $5,835 which was included in Compensation on the Statement of Operations.

15. Concentration of Credit Risk

During the period ended December 31, 2024, 60% of the Company's revenues were derived from the underwriting and selling group members.

16. Segment Information

The Company operates as a broker-dealer and has one operating segment, as defined under ASC 280, Segment Reporting. The Company's business activities consist primarily of executing securities transactions, providing investment banking services, and other related services in the securities industry. The Company has designated its Chief Executive Officer as the Chief Operating Decision Maker ("CODM"), who use net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. Because the Company has only one operating segment, no additional segment-level information is required under the provisions of ASC 280.

The accompanying Statement of Operations presents the segment revenue and expenses of this single reporting segment. All other revenues were earned from external customers. All revenues and expenses are allocated to the broker-dealer activities, and there is no significant variation in performance across different areas of the business.

17. **Subsequent Events**

The Company has evaluated subsequent events through April 14, 2025, the date of issuance of these financial statements. Based on this evaluation, the Company has determined that no events have occurred that were to be recognized or disclosed to the financial statements.